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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the Fiscal Year Ended
December 31, 1996                            Commission File Number (333-00289)
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             ROBBINS & MYERS, INC. SAVINGS PLAN FOR UNION EMPLOYEES
                                 (Name of Plan)
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                              ROBBINS & MYERS, INC.
                              1400 Kettering Tower
                               Dayton, Ohio 45423
                                 (937) 222-2610

(Name of Issuer of Security, held pursuant to Plan and address of its principal executive office)

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                              REQUIRED INFORMATION
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          The Robbins & Myers, Inc. Savings Plan for Union Employees (the
"Plan") is subject to the Employee Retirement Income Security Act of 1974.

          ITEM 4. In lieu of the requirements of Items 1, 2 and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, and Report of Independent Auditors thereon are being filed as Exhibit 99.1 to this Report:

          (a) Statement of Assets Available for Plan Benefits - December 31, 1996 and 1995;

          (b) Statement of Changes in Assets Available for Plan Benefits - for the years ended December 31, 1996 and 1995;

          (c) Schedule of Assets Held for Investment - December 31, 1996;

          (d) Schedule of Transactions or Series of Transactions in Excess of 5 percent of the Current Value of Plan Assets for the year ended December 31, 1996;

          (e) Notes to Financial Statements; and

          (f) Report of Independent Auditors.

          The consent of Independent Auditors to the incorporation by reference of the foregoing financial statements in Registration statement on Form S-8 (No. 333-00289) is being filed as Exhibit 23.1 to this Report.

                                   SIGNATURES

          THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Robbins & Myers, Inc. Savings Plan for Union Employees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   ROBBINS & MYERS, INC. SAVINGS
                                   PLAN FOR UNION EMPLOYEES

                                   By /s/ George M. Walker
                                            Name:    George M. Walker
                                            Title:   Member, Corporate Benefits

                                                     Committee
                                            Dated:   June 27, 1997


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                                INDEX TO EXHIBITS
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          The following Exhibits are being filed with this Annual Report on Form
11-K:

EXHIBIT
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(23)               CONSENT OF EXPERTS AND COUNSEL

                   23.1 Consent of Ernst & Young LLP.

(99)               ADDITIONAL EXHIBITS

                   99.1 Audited Financial Statement of Robbins & Myers, Inc. Savings Plan for Union Employees for the year ended December 31, 1996 and 1995.